UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2003

Commission File Number:  0-30628


                                  ALVARION LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                   21A Habarzel Street, Tel Aviv 69710, Israel
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes |_| No |X|

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

                                                                    Sequential
     Exhibit                        Description                     Page Number
     -------                        -----------                     -----------

     1.                 Press release, dated May 13, 2003                3











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                                                                       EXHIBIT 1

ALVARION CONTACT                          ALVARION INVESTOR CONTACT
ALVARION                                  KCSA Worldwide
Dafna Gruber, CFO                         Joseph A. Mansi / Lee Roth
+972-3-645 6252                           +212-896 12 05/ +212-896-1209
dafna.gruber@alvarion.com                 jmansi@kcsa.com / lroth@kcsa.com
-------------------------                 ---------------   --------------



                   ALVARION REPORTS FIRST QUARTER 2003 RESULTS


TEL - AVIV, ISRAEL, MAY 13, 2003 - ALVARION LTD. (NASDAQ: ALVR), a leading provider of Wireless Broadband solutions for Carriers, ISP's and network operators, today announced its financial results for the first quarter ended March 31, 2003.

Revenues for the first quarter of 2003 were $22.4 million compared with $22.3 million for the fourth quarter of 2002 and $22.7 million for the first quarter of 2002. Net loss for the first quarter of 2003 decreased to $(4.0) million, or $(0.08) per share, from $(5.4) million, or $(0.10) per share, for the fourth quarter of 2002, and $(5.5) million, or $(0.10) per share, for the first quarter of 2002.

The Company's results from all periods include amortization of current technology and deferred stock compensation. This amortization totaled $740,000 in the first quarter of 2003, $740,000 in the fourth quarter of 2002, and $752,000 in the first quarter of 2002. In addition, the Company's results for the fourth quarter of 2002 included restructuring costs totaling $1.1 million. Excluding these amounts, the Company's non U.S.-GAAP net loss for the first quarter of 2003 was $(3.2) million, or $(0.06) per share, while the non U.S.-GAAP net loss for the fourth quarter of 2002 was $(3.5) million, or $(0.07) per share, and the non U.S.-GAAP net loss for the first quarter of 2002 was $(4.8) million, or $(0.09) per share.



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
Cash reserves as of March 31, 2003 were $158.2 million, compared with $162.6 million as of December 31, 2002. During the quarter, cash used for operating activities decreased to $3.1 million, and approximately $1.3 million were invested in the Company's stock repurchase plan.

Note: The results do not include the results of InnoWave ECI Wireless Systems Ltd. ("InnoWave"), which the Company acquired on April 1, 2003. InnoWave's results will be fully consolidated within the Alvarion's results beginning in the second quarter of 2003.

COMMENTS OF MANAGEMENT

Commenting on the first quarter, Zvi Slonimsky, CEO of Alvarion, said, "The Alvarion team has delivered another quarter of strong revenues and across-the-board metric improvement. During the first quarter of 2003, we reinforced our leadership of a growing and consolidating industry while continuing to improve our gross margins and to reduce operating expenses, inventory balance, and cash burn.

"We continue to focus on developing regions and independent U.S. operators, markets characterized by expanding demand and fertile sales opportunities for our broadband wireless solutions. Lately, we have experienced strong demand from Central and Eastern Europe, areas where we recently announced orders for a WALKair(TM) cellular feeding solution and a BreezeACCESS(TM) OFDM access network. To take full advantage of our leading position in both the U.S. and worldwide and to meet dynamic market needs, we continue extending all of our product lines, with particular emphasis on the 5GHz and other solutions demanded by U.S. customers."

Mr. Slonimsky continued, "Our acquisition of the InnoWave business positions us as the largest player and consolidator in both the wideband and broadband markets. The transaction will strengthen our focus on developing regions while



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
increasing our ILEC customer base, expanding our large-product deployment expertise and doubling our installed subscriber base. We are pleased with the pace of the integration process and the promising opportunities that are emerging as a result of the acquisition."


The Company will hold a teleconference today, May 13, 2003, at 9:00 a.m. EDT to discuss the quarter's results. To participate in the call, please dial (888) 417-2310 (in the U.S.), or (973) 582-2710 (internationally), approximately five minutes prior to the scheduled call start time. The call will also be available live as a Webcast on www.kcsa.com and www.alvarion.com, where it will be archived and available for replay for 30 days. A replay of the call can also be accessed via telephone from 11:00 a.m. EDT on May 13, 2003 through 11:59 p.m. on May 19, 2003 by calling (877) 519-4471 in the Unites States, or (973) 341-3080
internationally, and entering the following access code: 3877750.

ABOUT ALVARION
--------------

Alvarion is dedicated to delivering seamless wireless broadband networking infrastructure to carriers, ISPs and private network operators, in order to leverage their broadband investments into sustainable profits. Alvarion offers premier wireless broadband solutions for access in the last mile, backhauling connection to the backbone and private network connectivity. Featuring the industry's most extensive range of products and international support, Alvarion is a pioneering leader of the converged wireless broadband network. With over
1.5 million units deployed in 120 countries worldwide, Alvarion provides secure rich-media networks for business or residential Internet access, corporate VPNs, cellular base station feeding, community interconnection, public safety connectivity and extended Hotspots.


For more information, visit Alvarion's World Wide Web site at
http://www.alvarion.com/.
-------------------------

This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion's management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

           You may register to receive Alvarion's future press releases or to download a complete Digital Investor Kit(TM) including press releases, regulatory filings and corporate materials by clicking on the "Digital Investor Kit(TM)" icon at www.kcsa.com.
                 -------------




                               (Tables to Follow)




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

                                                              ALVARION LTD.
                                             CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                            U.S. DOLLARS IN THOUSANDS (EXCEPT PER SHARE DATA)

                                                                                   THREE                          THREE
                                                                                MONTHS ENDED                   MONTHS ENDED
                                                                               MARCH 31,2003                  MARCH 31,2002
                                                                        ----------------------------   -----------------------------

SALES                                                               $                        22,413   $                      22,684

COST OF SALES                                                                                13,583                          14,495

                                                                        ----------------------------   -----------------------------
GROSS PROFIT                                                                                  8,830                           8,189
                                                                        ----------------------------   -----------------------------

OPERATING EXPENSES:
Research and development, net                                                                 5,089                           6,724
Selling and marketing                                                                         6,685                           6,692
General and administrative                                                                    1,355                           1,548
Amortization of current technology & deferred stock
compensation                                                                                    740                             752

                                                                        ----------------------------   -----------------------------
TOTAL OPERATING EXPENSES                                                                     13,869                          15,716

                                                                        ----------------------------   -----------------------------
OPERATING LOSS                                                                              (5,039)                         (7,527)

FINANCIAL INCOME, NET                                                                         1,071                           2,020

                                                                        ----------------------------   -----------------------------
NET LOSS                                                            $                       (3,968)   $                     (5,507)
                                                                        ----------------------------   -----------------------------

BASIC AND DILUTED LOSS PER SHARE                                    $                        (0.08)   $                      (0.10)
                                                                        ============================   =============================

Weighted average number of shares used in computing basic
and diluted loss per share                                                                   51,529                          54,605
                                                                        ============================   =============================




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

                                                              ALVARION LTD.
                                                  CONDENSED CONSOLIDATED BALANCE SHEETS
                                                        U.S. DOLLARS IN THOUSANDS

                                                                             MARCH 31,                        DECEMBER 31,
                                                                               2003                               2002
                                                                 ----------------------------------   ------------------------------
          ASSETS
Cash, cash equivalents, short-term and long-term investments $                             158,220   $                      162,663
Trade receivables                                                                           11,922                           11,750
Other accounts receivable                                                                    4,206                            4,872
Inventories                                                                                 23,487                           27,502
Severance pay fund                                                                           4,006                            3,732

PROPERTY AND EQUIPMENT, NET                                                                 10,627                           11,116

GOODWILL AND OTHER INTANGIBLE ASSETS                                                        49,840                           50,440
                                                                 ----------------------------------   ------------------------------

TOTAL ASSETS                                                 $                             262,308   $                      272,075
-----
                                                                 ==================================   ==============================


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES

Trade payables                                               $                              13,705   $                       15,847
Other accounts payable and accrued expenses                                                 14,460                           17,595
                                                                 ----------------------------------   ------------------------------

Total current liabilities                                                                   28,165                           33,442
-----

LONG-TERM LIABILITIES                                                                        5,186                            5,357

ACCRUED SEVERANCE PAY                                                                        5,781                            5,446
                                                                 ----------------------------------   ------------------------------

TOTAL LIABILITIES                                                                           39,132                           44,245
-----

SHAREHOLDERS' EQUITY                                                                       223,176                          227,830
                                                                 ----------------------------------   ------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                   $                             262,308   $                      272,075
------
                                                                 ==================================   ==============================




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
                                   SIGNATURES

                     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ALVARION LTD.



Date: May 13, 2003                          By:  /s/ Zvi Slonimsky
                                                 -------------------------------
                                                 Name: Zvi Slonimsky
                                                 Title: Chief Executive Officer







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